NEWS RELEASE
TSX Venture Exchange Symbol: SNV	October 10th , 2006

SONIC COMPLETES 30,000 KG PCB PROJECT

Vancouver, CANADA – Sonic Environmental Solutions Inc. (TSX Venture: SNV) today announced that it has completed the removal and destruction of over 30,000 kilograms of electrical components containing polychlorinated biphenyls (PCB) from the navy vessel HMCS Annapolis.

Sonic’s hazardous waste subsidiary, Contech PCB Containment Technology Inc., performed the work with The Nanaimo Shipyard Group that was contracted to the Department of National Defence (DND) in an initiative to decommission the Canadian naval vessel.

The project went ahead as planned and was successfully completed well within the required time parameters. Contech hopes to secure future business in marine facilities.

About Contech
Contech is the waste handling subsidiary of Sonic Environmental Solutions Inc. and has served companies in Western Canada for over 12 years in the handling of PCB waste. Contech decommissions PCB contaminated equipment on-site such as electrical transformers and contains the PCB waste. Contech collects PCB waste throughout British Columbia and consolidates it for destruction. From containment and transportation through to destruction, Contech handles PCB waste in the most efficient, safe and economical manner. For further information see http://www.sonicenvironmental.com/ contech.html.

About Nanaimo Shipyard Group
The Nanaimo Shipyard Group comprises four operating companies, one of which is Nanaimo Shipyard Ltd., a full service shipyard with a marine chandlery. The company is mainly engaged in refits, conversions and repairs to all kinds of vessels. The company also carries out dockside work at the Canadian Navy's Fleet Maintenance Facility (FMF Cape Breton) in Victoria and has dockside facilities located within that facility. The company mainly carries out refit and maintenance work on DND, Coast Guard and BC Ferry Corporation Vessels. It also carries out work on deep-sea cargo vessels, fishing vessels, tug and barge fleets, yachts, fish farming service vessels, and other coastal vessels. For further information see http://www.nanaimoshipyard.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

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For further information, please contact:
Cathy Hume, CEO	Tel: (416) 868-1079 ext. 231
CHF Investor Relations	Fax: (416) 868-6198
Email: cathy@chfir.com

www.SonicEnvironmental.com